ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

ZenaTech, Inc.

Management Discussion and Analysis

For the Consolidated Interim Three Months Period Ended

March 31, 2026, and 2025

(Unaudited)

Operating Results

General

This Management Discussion & Analysis (“MD&A”) is intended to provide readers with the information that management believes is required to gain an understanding of the current results of ZenaTech, Inc. (the “Company” or “ZenaTech”) and to assess the Company’s ability to raise capital to grow its business. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on assessing the Company’s ability to raise capital to grow its business. Readers are cautioned that actual events and results will vary.

In this MD&A we describe certain income and expense items that are unusual or non-recurring. The associated financial statements and this MD&A, including comparatives, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Our discussion includes terms not defined by the IFRS. Our usage of these terms may vary from the usage adopted by other companies. Specifically, working capital and cash flow from operations are undefined terms by IFRS. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

The following MD&A is presented and dated as of June 2, 2026 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2026, and the audited consolidated financial statements and related notes for the year ended December 31, 2025. The Company’s consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have been primarily funded through internally generated cash flow, private placements of debt and equity, and revolving lines of credit from related parties. The continued operations of the Company are dependent on the Company’s ability to generate profitable operations in the future, continued customer growth and the execution of a sufficient financing plan for future operations.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is also responsible for ensuring that information disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

All currency amounts in the accompanying financial statements and this MD&A are expressed in Canadian dollars, the Company’s functional currency, except where noted. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Issuer’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Forward Looking Statements

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

The MD&A includes certain statements that may be deemed “forward-looking statements”. These statements relate to future events or the Issuer’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Issuer believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Issuer’s actual results could differ materially from those anticipated in these forward-looking statements because of various risk factors.

Description of Business

ZenaTech, Inc. (“ZenaTech” or the “Company”) was incorporated by Articles of Incorporation in the State of Illinois, United States of America (“USA”), on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the business of the Company and its corporate organization.

Until November 30, 2018, the Company was a wholly owned subsidiary of Epazz, Inc. (“Epazz”), after which it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).

The Company’s principal address and office is located at Suite 1404, 69 Yonge Street, Toronto, Ontario M5E 1K3. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada.

ZenaTech, Inc. is an enterprise software technology company specializing in AI-powered drone systems, Drone as a Service (DaaS), enterprise SaaS solutions, and Quantum Computing applications. The Company operates through two reportable segments: (1) Enterprise SaaS Software and (2) Drone as a Service (DaaS). The Company, through its wholly owned subsidiaries, currently conducts business across the following operating entities:

•ZenaTech, Inc. (“ZenaTech”), a British Columbia, Canada, company, provides cloud-based enterprise safety and compliance management software and mobile solutions.

•PacePlus, Inc. (“PacePlus”) is a Wyoming, USA corporation that provides cloud-based enterprise software solutions for the medical records industry.

•SystemView, Inc. (“SystemView”) is a Wyoming, USA corporation that provides software solutions for the automated facility management industry.

•ZigVoice, Inc. (“ZigVoice”) is a Wyoming, USA corporation that provides software solutions for the contact center industry.

•WorkAware, Inc. (“WorkAware”), a Wyoming, USA company, provides cloud-based enterprise safety and compliance management software and mobile solutions.

•TillerStack, GmbH., a German corporation which provides cloud-based enterprise field service management software and mobile solutions for a variety of industries.

•PsPortals, Inc. (“PsPortals”) is a Delaware, USA corporation that provides browser-based enterprise software applications for public safety.

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

•ZenaDrone, Inc. (“ZenaDrone WY”) is a Wyoming, USA, company, and its subsidiaries, including ZenaDrone Limited (Ireland), ZenaDrone Manufacturing, Inc. (Arizona), ZenaDrone Trading LLC (Dubai, UAE), and ZenaDrone Manufacturing (FZE) (Sharjah, UAE).

•Ecker Capital, Inc. (“Ecker”), a holding company for Interactive Systems, Inc., interlinkONE, Inc., and ESM Software, Inc.

•ZooOffice, Inc., DBA Jadian, and its subsidiary DeskFlex, Inc., providing compliance management and smart desk booking software solutions.

•Drone as a Service, Inc., a Wyoming Corporation, established for drone services operations.

•Spider Vision Sensors, Ltd., a sensors and component manufacturing entity in Taipei, Taiwan.

•Othership, Limited (“Othership”), a United Kingdom company providing workplace scheduling and management solutions.

•Weddle Surveying, Inc. (“Weddle”), a Tigard, Oregon company providing professional land surveying services to residential and commercial clients in the Portland Metropolitan region.

•KJM Land Surveying, Inc. (“KJM”), based in Pensacola, Florida, providing boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates.

During 2025, ZenaTech completed approximately twenty acquisitions of land surveying companies across the United States (primarily Florida and Oregon) and the United Kingdom, establishing the DaaS segment as the Company’s primary revenue-generating segment. These acquired entities collectively form the Company’s land surveying and drone services operations, serving residential, commercial, construction, and government clients.

ZenaTech listed its common stock on Nasdaq.com, a New York stock trading exchange, under the ticker “ZENA” on October 1, 2024. The Company also trades on the Frankfurt Stock Exchange under “49Q” and on the BMV under “ZENA”.

Business Strategies

The Company operates in two revenue reporting segments: the Enterprise SaaS Software segment and the Drone as a Service (DaaS) segment. During the first quarter of 2026, the DaaS segment represented approximately 93% of consolidated revenue.

Software Segment

The Enterprise SaaS Software segment encompasses the Company’s twelve software subsidiaries providing cloud-based solutions across medical records, facility management, contact center, field service management, warehouse management, compliance, and public safety verticals. The Company does not anticipate any material changes to the use of existing software products while it continues to scale the DaaS segment. The segment continues to provide recurring subscription and maintenance revenue from a base of enterprise and government customers.

Drone as a Service Segment

ZenaTech’s DaaS strategy involves acquiring established land survey companies, integrating the Company’s proprietary ZenaDrone 1000 AI drone platform and IQ Drone Series into the survey delivery workflow, and converting service delivery from traditional land-based methods to drone-based operations. The objective is to reduce cost per survey while increasing capacity, geographic reach, and margin. Q1 2026 represented the first full quarter of consolidated results from the approximately twenty acquisitions completed during 2025, with DaaS segment revenue of $7,812,462 annualizing to approximately $31M.

The ZenaDrone 1000 is a high-quality large drone made of carbon fiber with eight electronic motors and a blend-wing body design. It has longer flight time than many commercial drones and can self-charge on

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

charging pads. The drone is ideal for land surveying, video surveillance, and inspections within industries such as utilities, pipelines, construction, agriculture, wildlife management, and large structure maintenance.

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

Interim March 31, 2026 Selected Financial Data

Results of Operations - Summary Data

	3-Months March 31, 2026	3-Months March 31, 2025	Variance ($)	Variance (%)
Revenue	8,402,319	1,135,654	7,266,665	640%
General and administrative expenses	29,971,480	4,127,665	25,843,815	626%
Net operating loss before other income (expenses)	(21,569,161)	(2,992,011)	(18,577,150)	621%
Net loss before other income	(26,549,905)	(4,612,436)	(21,937,469)	476%
Comprehensive loss for the period	(27,206,284)	(4,610,319)	(22,595,965)	490%
Basic loss per common share	(0.50)	(0.25)	(0.25)
Diluted loss per common share	(0.50)	(0.25)	(0.25)
Basic number of common shares outstanding	61,764,175	25,501,124
Weighted average number of common shares outstanding	53,774,981	18,426,467

Revenue increased by $7,266,665 or 640% for the three months ended March 31, 2026, as compared to the same period of 2025. This increase was driven almost entirely by the Drone as a Service segment, which contributed $7,812,462 in service revenue from the consolidated land surveying operations acquired during 2025, compared to $402,766 in Q1 2025 when only the initial acquisitions (Weddle Surveying and KJM Land Surveying) were contributing to results. The Enterprise SaaS Software segment contributed $589,857 in Q1 2026 (Q1 2025: $732,888), a modest decline reflecting timing of license and subscription renewals.

Total general and administrative expenses increased to $29,971,480 from $4,127,665, an increase of $25,843,815. The increase reflects the first full quarter of consolidated operations from the approximately twenty land surveying subsidiaries acquired during 2025, together with significant non-cash charges. Key drivers include: wages and benefits increased by $7,658,541 to $8,464,488 reflecting the substantially expanded workforce; stock-based compensation increased by $8,479,251 to $8,874,251 from equity awards to directors, officers, and consultants (entirely non-cash); sales and marketing increased by $2,389,190 to $3,989,586 as the Company invested in DaaS brand presence; programming and support fees increased by $1,979,152 to $2,071,104 reflecting direct costs of DaaS operations including subcontracted labor for survey projects, field equipment, and hosting costs; professional fees increased by $1,109,410 to $1,411,719 from legal, audit, and consulting costs associated with public-company reporting; general and administrative costs increased by $3,126,024 to $3,784,845 reflecting consolidated overhead from the acquired subsidiaries; and amortization and depreciation increased by $1,253,352 to $1,375,487.

Finance expenses for Q1 2026 were $5,083,400 compared to $1,617,549 in Q1 2025, primarily driven by non-cash loan derivative finance expense of $4,333,296 (Q1 2025: $1,257,785) on the Company’s convertible debt instruments. Approximately 87% of total Q1 2026 finance expenses are non-cash in nature. Other items included interest income of $13,889, a foreign currency exchange gain of $31,187, and an unrealized gain on marketable securities of $57,580.

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

The Company incurred a net loss of $26,549,905 during the three months ended March 31, 2026, as compared to a net loss of $4,612,436 during the same 2025 period. The comprehensive loss for the period was $27,206,284, which includes the net loss of $26,549,905 plus a foreign currency translation reserve loss of $656,379. Basic and diluted loss per share were both $(0.50) for Q1 2026 (Q1 2025: $(0.25)).

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

Analysis of Financial Results

Summary Balance Sheet Data

	March 31, 2026	December 31, 2025	Variance ($)	Variance (%)
Total current assets	38,625,134	33,210,192	5,414,942	16%
Fixed assets, net	12,352,522	11,692,444	660,078	6%
Total long-term assets	70,896,964	66,553,248	4,343,716	7%
Total assets	109,522,098	99,763,441	9,758,657	10%
Total current liabilities	14,646,181	14,955,764	(309,583)	(2%)
Total long-term liabilities	11,677,410	16,846,226	(5,168,816)	(31%)
Total liabilities	26,323,591	31,801,990	(5,478,399)	(17%)
Total shareholders’ equity	83,198,507	67,961,451	15,237,056	22%
Total liabilities and shareholders’ equity	109,522,098	99,763,441	9,758,657	10%

Total current assets increased by $5,414,942 or 16% for the three months ended March 31, 2026, as compared to December 31, 2025. Cash increased by $2,546,115 to $8,526,481, reflecting net financing inflows from the quarter’s equity raise and line of credit draws, partially offset by cash used in operations. Short-term advance to affiliate increased by $3,097,092 to $12,192,637, reflecting continued funding of related party arrangements with Epazz, Inc. Other current assets increased by $2,385,037 to $4,415,752, primarily reflecting prepayments and refundable taxes. Accounts receivable increased by $385,143 to $4,552,028. Marketable securities decreased by $2,655,802 to $6,438,085 from net sales to fund operations, and drone components inventory decreased by $342,643 to $2,500,151.

Net fixed assets (property, plant and equipment) increased by $660,078 or 6% to $12,352,522, reflecting equipment additions of $1,273,600 net of depreciation, primarily from the DaaS segment’s surveying equipment and vehicles.

Total long-term assets increased by $4,343,716 or 7% for the three months ended March 31, 2026. Long-term advance to affiliates increased by $821,431 to $16,037,481. Product development costs increased by $1,055,381 to $7,738,176 reflecting capitalized drone and software development. Right of Use assets increased by $1,508,343 to $5,595,996 from new facility leases. Capital advances increased by $744,599 to $2,452,793. Intangibles decreased by $356,463 to $9,998,616 from amortization, and goodwill remained unchanged at $12,106,307 with no acquisitions in Q1 2026.

Total assets increased by $9,758,657 or 10% for the reasons listed above.

Total current liabilities decreased by $309,583 or 2% during Q1 2026. Accounts payable and accrued liabilities decreased slightly to $8,864,406. Contract liabilities decreased by $128,422 to $1,142,536 as previously deferred revenue was recognized. Current lease liability increased by $277,416 to $1,198,484. Current loans payable decreased by $248,702 to $3,440,755.

Total long-term liabilities decreased by $5,168,816 or 31% during Q1 2026, primarily due to $20,860,400 in debt conversions to equity during the quarter, partially offset by incremental draws under the revolving credit facilities. Long-term loans payable decreased from $13,566,956 to $7,073,995. Long-term lease obligations increased from $3,279,270 to $4,603,415 reflecting new and modified leases.

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

Total liabilities decreased by $5,478,399 or 17% to $26,323,591 as a result of the significant debt-to-equity conversions described above.

Total shareholders’ equity increased by $15,237,056 or 22% during Q1 2026, as described in the Equity Structure section below.

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

Financial Condition, Liquidity and Capital Resources

Net Working Capital

	March 31, 2026	December 31, 2025	Variance ($)	Variance (%)
Current Assets
Cash	8,526,481	5,980,366	2,546,115	43%
Marketable securities	6,438,085	9,093,887	(2,655,802)	(29%)
Accounts receivable, net	4,552,028	4,166,885	385,143	9%
Short-term advance to affiliate	12,192,637	9,095,545	3,097,092	34%
Inventory of Drone Components	2,500,151	2,842,794	(342,643)	(12%)
Other current assets	4,415,752	2,030,715	2,385,037	117%
Total current assets	38,625,134	33,210,192	5,414,942	16%
Current Liabilities
Accounts payable and accrued liabilities	8,864,406	9,074,281	(209,875)	(2%)
Contract liabilities	1,142,536	1,270,958	(128,422)	(10%)
Lease liability	1,198,484	921,068	277,416	30%
Loans payable	3,440,755	3,689,457	(248,702)	(7%)
Total current liabilities	14,646,181	14,955,764	(309,583)	(2%)
Net Working Capital	23,978,953	18,254,428	5,724,525	31%

Net working capital increased by $5,724,525 or 31% to $23,978,953 for the three months ended March 31, 2026, driven by the $13.2M equity raise and incremental credit facility draws, partially offset by operating cash consumption. Total current assets increased by $5,414,942 or 16% while total current liabilities decreased modestly by $309,583 or 2%.

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

Cash Flows

Cash Flow Category	Q1 2026 ($)	Q1 2025 ($)
Cash used in operating activities	(18,848,583)	(4,916,680)
Cash used in investing activities	(304,758)	(1,521,275)
Cash provided by financing activities	22,725,705	5,468,710
Effect of foreign exchange on cash	(1,026,249)	2,391
Net change in cash	2,546,115	(966,854)

Operating Activities

Cash used in operating activities was $18,848,583 for the three months ended March 31, 2026 (Q1 2025: $4,916,680). After adjusting the net loss of $26,549,905 for non-cash items (amortization and depreciation of $1,375,487, stock-based compensation of $8,874,251, loan derivative finance expense of $4,333,296, finance and loan initiation fee amortization of $289,957, bad debt of $203,605, loss on sale of assets of $16,181, and lease obligation of $(193,410)), and changes in non-cash working capital, the primary uses of operating cash were the increase in the advance to affiliate of $3,918,523 and the increase in other current assets of $2,401,812. Changes in accounts receivable used $588,748, accounts payable and accrued liabilities decreased by $503,183, and contract liabilities decreased by $128,422.

Investing Activities

Cash used in investing activities was $304,758 for the three months ended March 31, 2026 (Q1 2025: $1,521,275). The primary components were: purchase of property, plant and equipment of $1,273,600; product development costs of $1,124,120; long-term capital advances of $748,420; partially offset by net proceeds from sale of marketable securities of $2,713,382 and proceeds from sale of assets of $128,000. No acquisition costs were incurred in Q1 2026 (Q1 2025: $744,403).

Financing Activities

Cash provided by financing activities was $22,725,705 for the three months ended March 31, 2026 (Q1 2025: $5,468,710). The Company drew $11,098,010 under its revolving lines of credit (primarily GG Mars Capital, Star Financial, and Jennings Investments), received gross proceeds of $12,791,189 from a stock sale, and made loan repayments of $1,163,494.

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

Long-Term Debt

Balance of Loans Payable:	March 31, 2026	December 31, 2025	Variance ($)	Variance (%)
GG Mars Capital, Inc. RLOC	2,215,773	2,215,773	—	0%
Star Financial Corporation RLOC	1,826,888	1,826,888	—	0%
Jennings Family Investments, Inc. RLOC	7,116,057	7,116,057	—	0%
Other acquisition and SBA loans	355,042	596,696	(241,654)	(40%)
Convertible debentures and other	1,000,255	6,500,999	(5,500,744)	(85%)
Total Loans Payable	10,514,750	17,256,413	(6,741,663)	(39%)
Less: current portion	(3,440,755)	(3,689,457)	248,702	(7%)
Long-term portion	7,073,995	13,566,956	(6,492,961)	(48%)

Total loans payable decreased by $6,741,663 or 39% to $10,514,750 during Q1 2026. The decrease was primarily driven by $20,860,400 in debt-to-equity conversions during the quarter (1,707,000 common shares issued and contributed surplus of $19,153,400), together with cash repayments of $1,163,494, partially offset by incremental draws of $11,098,010 under the revolving lines of credit.

The Company’s three primary revolving lines of credit are with GG Mars Capital, Inc., Star Financial Corporation, and Jennings Family Investments, Inc. GG Mars Capital and Star Financial Corporation are related parties to the Company. All three facilities bear interest at 8% per annum with 120-month maturity terms. The lenders have options to convert all or part of their balances into ZenaTech preferred shares at $3.00 stated value or into common stock at a 20% discount to market price. Such conversions have occurred in the past and are likely to continue.

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

Equity Structure

Shareholders’ Equity	March 31, 2026	December 31, 2025	Variance ($)	Variance (%)
Preferred stock	86,310,000	51,810,000	34,500,000	67%
Super voting stock	5,550,000	1,800,000	3,750,000	208%
Common stock	18,529,252	14,406,266	4,122,986	29%
Warrants	361,058	361,058	—	0%
Contributed surplus	177,444,912	110,671,268	66,773,644	60%
Foreign currency translation reserve	(1,263,101)	(606,722)	(656,379)	108%
Accumulated deficit	(80,292,091)	(53,742,186)	(26,549,905)	49%
Common Control Adjustment Account	(123,441,523)	(56,738,233)	(66,703,290)	118%
Total Shareholders’ Equity	83,198,507	67,961,451	15,237,056	22%

Total shareholders’ equity increased by $15,237,056, or 22% during the three months ended March 31, 2026.

During Q1 2026, the Company issued 10,000,000 Preferred Shares and 100,000 Super Voting Shares for the acquisition of PIN Technologies drone technologies from entities under common control, and 30,000,000 Preferred Shares and 100,000 Super Voting Shares plus 400,000 common shares for the acquisition of additional drone technologies. The Common Control Adjustment Account increased by $66,703,290, representing the difference between the consideration paid and the carrying value of net assets received in these transactions.

Additionally, 1,500,000 Preferred Shares and 25,000 Super Voting Shares valued at $8,791,750 were issued to Dr. Shaun Passley, PhD as compensation for services. Common stock increased by $4,122,986 through shares issued for drone technology acquisitions ($1,200,000), debt conversions ($1,707,000), and sales at market price ($1,215,986). Contributed surplus increased by $66,773,644 reflecting the value of equity issued in excess of stated capital.

The accumulated deficit increased by $26,549,905 reflecting the net loss for the quarter. The foreign currency translation reserve declined by $656,379 to $(1,263,101).

The Company has not entered any off-balance sheet financing or arrangements.

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

Related Party Transactions

The Company’s significant related party transactions for the three months ended March 31, 2026 are described in Note 14 to the unaudited condensed interim consolidated financial statements. The key related party relationships and transactions are summarized below, in accordance with IAS 24.

Stock Ownership Following Company Spin-Off

On November 18, 2018, the Company was restructured by way of stock dividend to Epazz shareholders. Epazz, Inc. continues to be the Company’s controlling shareholder through ownership of preferred and super voting shares. Shaun Passley, PhD serves as CEO and Chairman of the Board of Directors of both ZenaTech and Epazz.

Management Services Agreement

The Company entered into a management services agreement with Epazz on November 18, 2018, in connection with the spin-off, pursuant to which Epazz agreed to provide certain management services to ZenaTech, including for labor, office space, hosting, travel, banking, and business development. The parties amended the agreement to change the markup from 45% to 20% starting January 31, 2019. The agreement has a 20-year term but may be terminated at any time with mutual consent. All funds due from Epazz represent advances for programming, support, and management fees.

Directors and Officers Stock Compensation

Key management personnel are those people that have the authority and responsibility for planning, directing, and controlling the activities of the Company. The Company offers its directors and officers stock compensation for their services. The stock awards are recognized as an expense at the time of granting.

During Q1 2026, ZenaTech issued 1,500,000 preferred shares and 25,000 super voting shares to Shaun Passley, PhD for services as CEO, valued at $8,791,750 ($4,500,000 preferred stock + $750,000 super voting stock + $3,541,750 contributed surplus). This amount is reflected in stock-based compensation expense of $8,874,251 for the quarter.

Share Issuances for Drone Technologies

During the first quarter of 2026, ZenaTech issued 30,000,000 preferred shares, 3,000,000 super voting shares, and 1,200,000 common shares (with contributed surplus of $32,503,290) for the acquisition of drone technologies from entities under common control. This transaction was reflected as a $66,703,290 adjustment to the Common Control Adjustment Account, with no net impact on total shareholders’ equity.

Shares Issued for Conversion of Debt

During Q1 2026, the Company issued 1,707,000 common shares with contributed surplus of $19,153,400 for the conversion of outstanding convertible debt, for a total conversion value of $20,860,400. These conversions occurred at prices determined in accordance with the conversion terms of the applicable credit agreements (generally a 20% discount to market price).

Shares Issued at Market Price

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

During Q1 2026, the Company issued 1,215,986 common shares at market price for gross proceeds of $12,791,190 ($1,215,986 common stock + $11,575,204 contributed surplus).

Advance to Affiliate for Future Services

As an operational process, ZenaTech advances funds to Epazz, Inc. These funds relate to the Management Services Agreement with Epazz and are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. The Company has the right to enforce repayment of these funds.

	Short-term Advance	Long-term Advance	Notes Receivable from Affiliates
Balances as of December 31, 2025	9,095,545	15,216,050	341,850
Additions during the quarter
Advances to Epazz, Inc.	—	821,431	—
Change in dues from affiliate	3,097,092	—	—
Total additions during the quarter	3,097,092	821,431	—
Balances as of March 31, 2026	12,192,637	16,037,481	341,850

The total advances to Epazz for future services were $28,230,118 as of March 31, 2026 ($12,192,637 short-term and $16,037,481 long-term). The current amount is expected to be provided in services by Epazz within a twelve-month period based on the current projected needs of the Company. The long-term amount will be paid back in services or cash.

Revolving Lines of Credit — Related Parties

The Company maintains three revolving lines of credit with entities related to the controlling shareholder:

GG Mars Capital, Inc. October 2024 Revolving Line of Credit: The Company issued GG Mars Capital a promissory note for $5,000,000 USD with 8% simple interest and a 120-month maturity (October 8, 2034). GG Mars Capital has an option to convert at a 20% discount all or part of the balance into ZenaTech preferred shares at $3.00 stated value or common stock at the last valuation or lowest price traded within 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. The balance drawn was $2,215,773 as of March 31, 2026.

Star Financial Corporation October 2024 Revolving Line of Credit: The Company issued Star Financial Corporation a promissory note for $5,000,000 USD with 8% simple interest and a 120-month maturity. Star Financial Corporation has the same conversion options as GG Mars Capital. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. The balance drawn was $1,826,888 as of March 31, 2026.

Jennings Family Investments, Inc. Revolving Line of Credit: The Company issued Jennings Family Investments a promissory note for $10,000,000 USD with 8% simple interest and a 120-month maturity. Jennings Family Investments has the same conversion options. The balance drawn was $7,116,057 as of March 31, 2026.

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

During Q1 2026, the Company drew $11,098,010 under these revolving lines of credit and made repayments of $1,163,494. All related party transactions were conducted at arm’s-length terms as determined by management. Independent directors of the Board reviewed and approved significant related party transactions.

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the fiscal year. The Company makes estimates for, among other items, useful lives for depreciation and amortization, determination of future cash flows associated with impairment testing for long-lived assets, determination of the fair value of stock options and warrants, determination of fair value of convertible debt instruments and their embedded derivatives, valuation allowance for deferred tax assets, allowances for doubtful accounts, and potential income tax assessments and other contingencies. The Company bases its estimates on historical experience, current conditions, and other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates and assumptions.

The most significant areas of estimation uncertainty during Q1 2026 include: stock-based compensation of $8,874,251 (fair value of equity awards using valuation models); loan derivative valuation of $4,333,296 (fair value of convertible debt embedded derivatives); going concern assessment (the Company has an accumulated deficit of $80,292,091 and a net loss of $26,549,905 but maintains working capital surplus of $23,978,953); impairment of goodwill and intangibles ($12,106,307 and $9,998,616, respectively); and common control transaction adjustments ($66,703,290 increase in the Common Control Adjustment Account).

Changes in Accounting Policies

There were no changes in accounting policies during the three months ended March 31, 2026 and for the year ended December 31, 2025. There were no changes in accounting policies up through the dating of this Management Discussion and Analysis.

Future Changes in Accounting Standards

As of March 31, 2026 certain new standards, amendments and interpretations to existing standards have been published but are not yet effective and have not been early-adopted by the Company.

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

Financial Instruments

The Company’s consolidated financial instruments include cash, marketable securities, accounts receivable, advances to affiliates, accounts payable, lease liabilities, and loans payable. The carrying value of short-term financial instruments approximates fair value due to the relatively short periods to maturity. Financial instruments are classified within a three-level fair value hierarchy: Level 1 (unadjusted quoted prices), Level 2 (observable inputs), and Level 3 (unobservable inputs).

Risk Exposure and Management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk. Where material these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its advances to Epazz, Inc. ($28,230,118 as of March 31, 2026, combining short-term and long-term amounts). The Company does not believe this exposes it to significant credit risk as Epazz is a related party and the funds relate to the Management Services Agreement.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue funding its operations is dependent on management’s ability to raise required funding through future equity issuances and revolving credit facilities. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. The Company had working capital of $23,978,953 as of March 31, 2026, a 31% increase from the working capital of $18,254,428 as of December 31, 2025. Management believes that existing cash, marketable securities, available credit facilities, and expected cash flows from DaaS operations are sufficient for the next twelve months.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s revolving lines of credit bear fixed interest rates of 8% per annum. The Company is not exposed to significant variable interest rate risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company transacts in USD, CAD, EUR, GBP, and AED. The Company recognized a foreign currency exchange gain of $31,187 in Q1 2026 and a foreign currency translation reserve loss of $656,379 through other comprehensive items. The Company does not enter into derivative financial instruments to mitigate foreign exchange risk.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices. The Company holds marketable securities of $6,438,085, which are

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ZenaTech, Inc. — Management Discussion & Analysis — Three Months Ended March 31, 2026 (Unaudited)

subject to market price fluctuations. During Q1 2026, the Company recognized an unrealized gain on marketable securities of $57,580.

Other MD&A Disclosures

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of the date of this report.

Additional Share Information

The Company had 87,120,900 Common Stock outstanding as of June 2, 2026.

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